Exhibit 3.37
CERTIFICATE OF FORMATION
OF
REAL ESTATE VENTURES, LLC
(a Texas Limited Liability Company)
The undersigned natural person of the age of eighteen years or more, acting as organizer of a limited liability company under the Texas Business Organizations Code (the “TBOC”), does hereby adopt the following Certificate of Formation for such limited liability company:

1.	The filing entity being formed is a limited liability company. The name of the entity is Real Estate Ventures, LLC (the “Company”).

2.	The period of duration of the Company is perpetual.

3.	The purpose for which the Company is organized is the transaction of any or all lawful purposes for which a limited liability company may be organized under the TBOC.

4.
The street address of the initial registered office of the Company is 17503 La Cantera Pkwy, Suite 104 #621, San Antonio, Texas 78257 and the name of the initial registered agent at such address is Douglas M. Miller.

5.	The name and address of the organizer of the Company are as follows:

NAME	ADDRESS
Stephanie L. Chandler, Esq.	Jackson Walker L.L.P. 112 E. Pecan Street, Suite 2400 San Antonio, Texas 78205

6.	The Company will have managers. The name and address of the initial manager is as follows:

NAME	ADDRESS
Douglas M. Miller	17503 La Cantera Pkwy Suite 104 #621 San Antonio, Texas 78257

7.
The Company Agreement may provide that any action required or permitted to be taken at a meeting of members may be taken without a meeting if a written consent thereto shall be signed by members entitled to vote thereon having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all members were present.

8.
(a)         The Company will, to the fullest extent permitted by Chapter 8 of the TBOC or any successor statute thereto, as the same exists or may hereafter be amended, indemnify any and all persons who are or were serving as manager or officer of the Company, or who are or were serving at the request of the Company as the manager, officer, partner, venturer, proprietor, trustee or employee of another corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, from and against any and all of the expenses, liabilities or other matters referred to in or covered by the TBOC. Such indemnification will continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

(b)     If a claim under paragraph (a) of this Section is not paid in full by the Company within 30 days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such claim. It will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct that make it permissible under the laws of the State of Texas for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including its managers, independent legal counsel, or its members) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the laws of the State of Texas nor an actual determination by the Company (including its managers, independent legal counsel, or its members) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

9.
Except as and to the extent the Company Agreement specifically provides otherwise, a member or manager shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court. A manager shall not be personally liable to the Company or any of its members for any monetary damages for any act or omission in the manager’s capacity as a manager except to the extent otherwise expressly provided by a statute of the State of Texas. Any repeal or modification of this Section or the Company Agreement shall be prospective only, and shall not adversely affect any limitation of the personal liability of a manager or member of the Company at the time of the repeal or modification.

10.	This Certificate of Formation may be amended from time to time as provided in the Company Agreement.

11.	This Certificate of Formation shall be effective upon filing with the Secretary of State of the State of Texas.

SIGNED AND DATED this 9th day of July, 2013.
/s/ Stephanie L. Chandler
Stephanie L. Chandler, Organizer

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